Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS FILES REVISED QUARTERLY MANAGEMENT’S DISCUSSION AND ANALYSIS

Pipeline Backlog $35 Million Higher Than Initially Reported

Calgary, Alberta, August 5, 2010 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced that it has filed a revised Management’s Discussion and Analysis (“MD&A”) for the three months ended June 30, 2010.

The revised MD&A supersedes the MD&A filed on August 4, 2010 and corrects errors in the figures summarizing the Company’s backlog.  The correction resulted in a $35 million increase to backlog for the Pipeline segment as at June 30th 2010.

(dollars in thousands)	June 30, 2010	March 31, 2010	June 30, 2009

By Segment
Heavy Construction & Mining	$807,111	$725,767	$696,412
Piling	16,579	16,423	5,731
Pipeline	40,989	6,861	-
Total	$864,679	$749,051	$702,143

By Contract Type
Unit-Price	$796,670	$722,710	$698,550
Lump-Sum	63,383	18,429	2,165
Time-and-Materials and Cost-Plus	4,626	7,912	1,428
Total	$864,679	$749,051	$702,143

The Company is currently preparing to commence work on two new pipeline construction contracts. Although one of these contracts qualified for inclusion in the calculation of backlog as at June 30, 2010, it was not included in the backlog figures the Company previously reported. It has now been included in the revised filing. The second contract did not qualify for inclusion in the calculation of backlog as at June 30th, 2010 but is expected to contribute to revenues in the second and third quarters.

“Our expectation for total Pipeline segment revenues during fiscal 2011 is approximately $55-$65 million,” said Rod Ruston, President and CEO. “On our conference call this morning we indicated a lower range for total Pipeline segment revenues based on incomplete information and we apologize for any confusion this may have caused.”

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this release include but are not limited to, the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

Information related to the level of activity in the Company’s key markets and demand for the Company’s services, including the Pipeline segment’s ability to achieve revenues of $55-$65 million during fiscal 2011; is subject to the risks and uncertainties that: continued reduced demand for oil and other commodities as a result of slowing market conditions in the global economy may result in reduced oil production and a decline in oil prices; anticipated new major capital projects in the oil sands may not materialize; demand for the Company’s services may be adversely impacted by regulations affecting the energy industry; failure by the Company’s customers to obtain required permits and licenses may affect the demand for the Company’s services; changes in the Company’s customers’ perception of oil prices over the long-term could cause its customers to defer, reduce or stop their capital investment in oil sands projects, which would, in turn, reduce the Company’s revenue from those customers; reduced financing as a result of the tightening credit markets may affect the Company’s customers’ decisions to invest in infrastructure projects; insufficient pipeline, upgrading and refining capacity or lack of sufficient governmental infrastructure to support growth in the oil sands region could cause the Company’s customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce the Company’s revenue from those customers; a change in strategy by the Company’s customers to reduce outsourcing could adversely affect the Company’s results; cost overruns by the Company’s customers on their projects may cause its customers to terminate future projects or expansions which could adversely affect the amount of work the Company receives from those customers; because most of the Company’s customers are Canadian energy companies, a further downturn in the Canadian energy industry could result in a decrease in the demand for its services; and unanticipated short term shutdowns of the Company’s customers’ operating facilities may result in temporary cessation or cancellation of projects in which the Company is participating.
While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.  The Company has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  These factors are not intended to represent a complete list of the factors that could affect the Company.  See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Management’s Discussion and Analysis filed respectively in the United States and Canada.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528

Fax: (780) 969-5599
Email: krowand@nacg.ca